 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Harrow, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

415858109

(CUSIP Number)

August 12, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

CUSIP NO. 415858109	13 G/A	Page 2 of 5 Pages

1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daniel L. Kaufman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 1,684,424
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,684,424
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,424
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.75%
12.		TYPE OF REPORTING PERSON IN

CUSIP NO. 415858109	13 G/A	Page 3 of 5 Pages

ITEM 1(a).	NAME OF ISSUER: Harrow, Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 102 Woodmont Blvd, Suite 610, Nashville, TN 37205
ITEM 2(a).	NAME OF PERSON FILING: Daniel L. Kaufman (the “Reporting Person”)
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office of the Reporting Person is 2158 Park Boulevard, San Juan, Puerto Rico 00913.

ITEM 2(c)	CITIZENSHIP: Mr. Kaufman is a U.S. citizen.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value per share (“Common Stock”)

ITEM 2(e).	CUSIP NUMBER:

415858109

ITEM 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

ITEM 4.	OWNERSHIP:

(a)       Amount Beneficially Owned:  1,684,424

(b)       Percent of Class:  4.75%

(c)       Number of shares as to which such person has:

            (i)      Sole power to vote or to direct the vote:  1,684,424

            (ii)     Shared power to vote or to direct the vote:

            (iii)    Sole power to dispose or to direct the disposition of: 1,684,424

            (iv)    Shared power to dispose or to direct the disposition of:

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

CUSIP NO. 415858109	13 G/A	Page 4 of 5 Pages

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON: Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

LIST OF EXHIBITS

None.

CUSIP NO. 415858109	13 G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2024

/s/ Daniel L. Kaufman
Daniel L. Kaufman

Title: Individual Investor